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As filed with the Securities and Exchange Commission on October 10, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

JAGUAR TECHNOLOGY HOLDINGS, LLC
(Name of Filing Person (Offeror))

Common Stock Par value $0.10 per share
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Douglas Croxall
President
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (310) 385-0200

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Allen Z. Sussman, Esq.
Morrison & Foerster llp
555 West Fifth Street, Suite 3500
Los Angeles, CA 90013-1024
Telephone: (213) 892-5290

Calculation of Filing Fee

N/A

        ☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

        ☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third party tender offer subject to Rule 14d-1.
  ☐    issuer tender offer subject to Rule 13e-4.
  ☐    going-private transaction subject to Rule 13e-3.
  ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of FirePond, Inc. At the time the tender offer is commenced, Jaguar Technology Holdings, LLC will file a Tender Offer Statement and FirePond, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, and investors and security holders are strongly advised to read both such statements carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of FirePond, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at http://www.sec.gov/.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAGUAR TECHNOLOGY HOLDINGS, LLC
By:	/s/ DOUGLAS CROXALL Name: Douglas Croxall Title: President

Date: October 9, 2003

INDEX TO EXHIBITS

Number	Description
(a)(5)	Press Release, dated October 9, 2003, of FirePond, Inc.

Firepond Announces Agreement to be Acquired for $3.16 Per Share

        MINNEAPOLIS—(BUSINESS WIRE)—Oct. 9, 2003—Firepond, Inc. (Nasdaq:FIRE—News), a leading provider of configuration, interactive selling, and multi-channel customer service solutions, announced today that it has entered into a definitive agreement pursuant to which an affiliate of Jaguar Technology Holdings, LLC has agreed to acquire all of the outstanding equity of Firepond for $3.16 per share in cash, or an aggregate cash purchase price of approximately $11.7 million.

        Klaus Besier, Chief Executive Officer of Firepond, stated, "Firepond continues to be focused on our stockholders, employees and customers. This is an important transaction for Firepond and we are pleased to make this announcement. The acquisition by Jaguar Technology Holdings helps to ensure Firepond's ability to continue supporting our customers' strategic investment in Firepond technology. With this transaction, we provide attractive value to our stockholders, together with opportunities for our employees and customers."

Transaction Terms

        The transaction contemplates that Jaguar will commence a tender offer on or before October 22, 2003, and under certain circumstances (including in the event that less than 90% of the outstanding shares are tendered pursuant to such tender offer), that the transaction would be subject to a vote of Firepond's stockholders. The transaction is subject to a number of closing conditions, and is expected to be consummated before December 31, 2003 in the event that the tender offer is consummated for at least 90% of the outstanding shares.

        Stockholders owning or controlling approximately 46.8% of all outstanding shares of Firepond have agreed, among other things, to tender their shares and, if required, to vote in favor of the merger.

        This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Firepond, Inc. common stock. Jaguar Technology Holdings has not commenced the tender offer for shares of Firepond common stock described in this announcement. Upon commencement of the tender offer, Jaguar Technology Holdings will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Firepond will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from Firepond, Inc. by directing a request to Firepond, Inc., 8009 S. 34th Avenue, Suite 1000, Minneapolis, MN 55425, Attention: Investor Relations.

        Assuming consummation of the transaction, Firepond will be a wholly owned subsidiary of Jaguar Technology Holdings, LLC, a private company that seeks acquisitions and strategic relationships in the technology sector.

About Firepond, Inc.

        Firepond provides configuration, interactive selling and eService software solutions that help companies more profitably acquire and retain customers. The complementary configuration, guided selling, on-line customer service, and response management applications incorporate proven intelligence engines and patented automation technology. Firepond's solutions help drive new revenue streams, increase profitability, and manage customer interactions across all channels throughout the sales and service cycle. Firepond is headquartered in Minneapolis, Minnesota with additional offices in Paris, France and Tokyo, Japan. For additional information about Firepond visit www.firepond.com.

        Portions of this release contain forward-looking statements regarding future events and are subject to risks and uncertainties. We wish to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: the ability of the parties to satisfy the conditions to closing the merger, economic and other factors affecting the demand for e-business sales and service solutions; difficulties with the implementation and integration of Firepond products; market acceptance of Firepond's products and their components in chosen vertical industries; uncertainty, costs, and potential damages associated with material litigation; our ability to attract and retain qualified personnel; quarterly fluctuations in operating results attributable to the timing and amount of orders for our products and services; our ability to keep pace with changing product requirements; difficulties and financial burdens associated with acquisitions; and other risks detailed in our filings with the Securities and Exchange Commission, including our Form 10-K filed in January and Forms 10-Q filed in March, June, and September copies of which may be obtained through the SEC's website at. www.sec.gov.

        Firepond and Firepond product names are trademarks of Firepond, Inc. All other product or company names are the properties of their respective owners.

Contact:

  Firepond, Inc., Minneapolis
  Kristi L. Smith, 952-229-2354
  Fax: 952-229-2475
  kristi.smith@firepond.com

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SIGNATURES
INDEX TO EXHIBITS
Firepond Announces Agreement to be Acquired for $3.16 Per Share